

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

Peter J. Tezza, II
Chief Executive Officer
ModVans Inc.
530 Constitution Avenue
Camarillo, California 93012

> **Re: ModVans Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 21, 2023**
> **File No. 024-12333**

Dear Peter J. Tezza:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed September 21, 2023

Plan of Distribution, page 11

1. We note that this offering includes a minimum offering feature with subsequent bimonthly price increases. Please provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A. In addition, we note that you are seeking qualification of 187,500,000 shares of non-voting common stock at $0.40 per share for an aggregate offering price of $75,000,000, which is the maximum you may offer pursuant to Rule 251(a)(1) of Regulation A. Assuming the subsequent price increases do not result in this being a delayed offering, you do not appear to be eligible to offer the number of shares you are seeking to qualify for more than $0.40 per share. Please advise.

Description of Securities
Forum Selection Provision, page 28

2.   We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Noting your disclosure on page 13, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Consolidated Financial Statements, page F-1

3.   Please update your financial statements in an amended filing. Reference is made to Part F/S in Form 1-A.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Lawrence Mandala